February 10, 2012

John Hartz
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:    Cardinal Ethanol, LLC
Form 10-K for the Year Ended September 30, 2011
Filed December 13, 2011
File No. 0-53036

Dear Mr. Hartz,

Cardinal Ethanol, LLC (the "Company") is in receipt of your letter dated February 2, 2012 providing comments on the filing referenced above. Please be advised that the Company intends to provide the requested response to your letter on or before February 29, 2012. Please let us know if you have any questions.

Sincerely,

/s/ William Dartt

William Dartt
Chief Financial Officer